Lumos Pharma, Inc.
4200 Marathon Blvd #200
Austin, Texas 78756

August 24, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lumos Pharma, Inc. Registration Statement on Form S-3
Filed August 19, 2022
File No. 333-266966

Acceleration Request
Requested Date:  August 26, 2022
Requested Time:  4:30 p.m. (Eastern time), or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lumos Pharma, Inc.(the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-266966) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling J. Robert Suffoletta at (512) 338-5439.

Please direct any questions or comments regarding this acceleration request to J. Robert Suffoletta at (512) 338-5439.

Very truly yours,

Lumos Pharma, Inc.
/s/ Lori D. Lawley
Lori D. Lawley
Chief Financial Officer

cc:  J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, Professional Corporation